SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 10, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

Announcement of LM Ericsson Telephone company, dated February 10, 2005, regarding its Fourth Quarter Report 2004.

Fourth quarter report 2004 February 10, 2005

Ericsson reports full year profit of SEK 28 billion

•	Net sales SEK 39.4 (36.2) b. in the quarter, full year SEK 132.0 (117.7) b.

•	Net income SEK 6.0 (0.1) b. in the quarter, full year SEK 19.0 (-10.8) b.

•	Earnings per share SEK 0.38 (0.01) in the quarter, full year SEK 1.20 (-0.69)

CEO COMMENTS

“We have experienced the strongest growth in mobile users ever. With 300 million new subscribers in 2004, 27% of the world’s population now has access to mobile communications,” says Carl-Henric Svanberg, President and CEO of Ericsson. “This is exciting for a company with a vision of an all-communicating world.

We are proud of our performance in 2004 with strong growth and high margins. This has been a year with a number of strategic business wins in both systems and professional services and we have clearly strengthened our market position further.

2004 was a breakthrough year for WCDMA with rollouts across Europe and parts of Asia Pacific. The total number of subscribers has now passed 16 million. In 2005 deployments will start in North America as well. Through a number of orders in WCDMA/HSDPA operators are confirming their confidence in our technology leadership.

The good growth of GSM and EDGE continues, especially in emerging markets, driven by the basic need for communication. Our introduction of more cost efficient solutions for low penetration areas as well as enhanced data communication capabilities further expands the potential,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement

	Fourth quarter				Third quarter		Full year
SEK b.	2004	2003		Change	2004	Change	2004	2003		Change
Orders booked, net	37.9	29.5		29%	29.0	31%	133.0	113.0		18%
Net sales	39.4	36.2		9%	31.8	24%	132.0	117.7		12%
Gross margin	45.6%	41.6	%1)	—	47.1%	—	46.3%	37.1	%1)	—
Operating income	9.5	6.3[2]	)	—	7.2	—	28.9	5.2	2)	—
Operating margin	24.0%	17.5	%2)	—	22.7%	—	21.9%	4.4	%2)	—
Income after financial items	9.3	5.9[2]	)	—	7.0	—	28.4	4.4	2)	—
Net income	6.0	0.1		—	4.8	—	19.0	-10.8		—
Earnings per share	0.38	0.01		—	0.30	—	1.20	-0.69		—
Cash flow before financing activities	5.3	4.6		—	5.2	—	17.7	19.5		—

1)	Adjusted for restructuring charges in the fourth quarter 2003 SEK 0.8 b. and for the full year 2003 by SEK 4.8 b.
2)	Adjusted for restructuring charges in the fourth quarter 2003, net, SEK 4.0 b. and for the full year 2003 by SEK 16.5 b.

Sales were up 24% sequentially due to seasonally strong demand and were up 12% for the full year with especially strong growth in Mobile Networks. All markets were up, except for North America, which was down both sequentially, and year-over-year due to the temporary impact of mergers between operators.

Currency exchange effects negatively impacted sales in the quarter by 5% and by 6% for the full year, compared to rates one year ago. In constant currencies sales for the full year grew by 18%.

Gross margin was slightly down sequentially, mainly due to a large number of new network rollouts in the quarter. The operating margin improved as a result of further decreasing operating expenses as a percentage of sales and an increase in other operating revenues, mainly attributable to licensing.

Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -1.2 b. in the quarter and SEK -3.7 b. for the full year.

Financial net has been negatively affected by SEK -0.2 b. due to costs associated with the repurchase of bonds as well as cancellation of a revolving credit facility.

Balance sheet, cash flow and other performance indicators

	Full year		Nine months
SEK b.	2004	2003	Change	2004
Net cash	42.9	27.0	59%	36.8
Interest bearing provisions and liabilities	33.6	46.2	—	35.8
Days sales outstanding	75	79	-4	88
Inventory turnover	5.7	6.1	—	4.8
Net customer financing	3.6	4.0	—	3.4
Equity ratio	42.8%	34.4%	—	40.9%
Cash flow before financing activities	17.7	19.5	-1.8	12.4

The financial position remained strong for the year, net cash increased with SEK 15.9 b. to SEK 42.9 (27.0) b.

Inventories were down in the quarter with SEK 2.5 b. to SEK 14.0 (11.0) b., mainly due to work in process in the field being completed. For the full year inventories increased by SEK 3.0 b., due to higher business activities.

Deferred tax assets were utilized by SEK 5.3 b. for the full year from SEK 27.1 b. to SEK 21.8 at year-end.

Debt has been reduced by SEK -1.8 b. in the quarter and for the full year by SEK 13.6 b. through repayment of maturing debt as well as repurchase of bonds.

Cash outlays with regards to restructuring amounted to SEK 5.7 b. for the full year. Of this SEK 1.0 b. was paid in the fourth quarter.

Ericsson has established a Swedish pension trust for the purpose of funding the pension liabilities under the Swedish ITP plan. Cash or cash equivalents of SEK 8.3 b. was transferred into the trust in January 2005.

MARKET AND BUSINESS HIGHLIGHTS

Long-term growth drivers of the industry remain solid. Voice and data traffic increases steadily as a result of new subscribers, new and improved services and lower tariffs. Consumer behavior drives business and technology development. Offering consumers ease of use and quality of service while reducing operating expenses is key for operators.

Our GSM success continued in 2004, with upgrades in all markets and rollouts especially in emerging markets. GSM is paving the way for deployment of WCDMA. Ericsson’s leading WCDMA position was expanded further during the year, and during the fourth quarter we gained key contracts in the U.S., Europe and Africa.

In close cooperation with operators we continue to add value through our services offering. Sales growth in Professional services has accelerated during the year, especially in systems integration, managed services and hosting. During the year we have gained a number of strategic contracts throughout the world.

The strong growth in fixed broadband continues and high-speed broadband access has become the generally expected level of service in many markets. We have won commercial agreements for delivery of 2 million next generation IP broadband access lines, representing a 15 to 20% share of this fast growing market.

Regional overview

Western Europe sales grew 12% for the full year. This was driven by accelerating deployment and consumer uptake of 3G services as well as additional capacity enhancements in GSM. Operators’ increasing tariff competition is stimulating traffic growth. Italy and Spain in particular showed strong sequential development in the fourth quarter.

Central Europe, Middle East and Africa sales grew 23% for the full year. The year ended with a strong sequential performance, particularly in Central Europe. GSM continues to be the prevailing standard in the market. However, there is also a growing demand for EDGE and WCDMA.

The Asia Pacific region shows strong development reflecting increased usage and number of subscribers. Sales grew 4% for the full year after a slower start of the year. In the fourth quarter sequential development was especially encouraging in China and India. The demand for GSM continues as operators invest in coverage and capacity enhancements. In parallel there is a growing demand for advanced mobile services in all markets.

North America showed a temporary slow down in capital expenditure due to operator consolidation, which is reflected in the full year sales decline. As competition accelerates, operators are increasing their focus on quality and coverage as well as the introduction of new services. This paves the way for a positive development going forward.

The activity level in Latin America has been high, with new GSM network rollouts and capacity enhancements, following successful operator consolidation. Argentina and Brazil have contributed strongly to make Latin America our strongest growing region for the year with sales up 46%.

Subscriber growth

During the fourth quarter, eleven new WCDMA networks were commercially launched, bringing the total to 56. We are a supplier to 35 of these networks. The number of WCDMA subscriptions grew from approximately 10 million to more than 16 million during the quarter. The number of CDMA2000 1xEV-DO subscriptions has now reached well over 11 million.

Net subscriber additions were 300 million in 2004, the largest growth to date. Worldwide subscription penetration is 27% with a total of 1.7 billion subscriptions, of which almost 1.3 billion are in GSM. The global number of subscriptions could pass 2 billion already during 2006. Approximately 50 million new fixed broadband subscriptions were added during the year, of which 8 million were next generation IP broadband.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of new services as well as new subscribers. 2004 was a strong growth year in terms of mobile infrastructure investments following a pent up demand. For 2005 we maintain our view that the global mobile systems market will show slight growth compared to 2004.

We maintain our view that the addressable market for professional services is expected to continue to show good growth.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

BUSINESS AND TECHNOLOGY MILESTONES 2004

GSM/GPRS

New customers and expansion contracts in all regions with particular growth in emerging markets such as Bangladesh, Brazil, China, India and Russia. Largest GSM contract announced to date with Guangdong Mobile in China. Contract wins for Ericsson Expander in all regions.

3G

The WCDMA footprint expanded in new regions such as Africa, Central Europe, and the U.S. New customers and expansion WCDMA contracts announced with Cingular, mobilkom Austria, MTN, ONE, Polkomtel, TeliaSonera in Denmark, and 3 Scandinavia.

Strategic breakthrough contract with Cingular for WCDMA/HSDPA in the U.S. Ongoing customer trials for HSDPA in a number of countries.

Announced EDGE contracts include AIS, Batelco, DiGi, Dishnet, EMT, Faroese Telecom, Jiangsu Mobile, MobilCom, Swisscom Mobile, T-Mobile Hungary, Telenor Mobil, and Ålands Mobiltelefon. New and expansion contracts for CDMA2000 1x in China and India.

Signed 25 IMS system contracts, of which 21 in 2004, for commercial launch or trial. The contracts are distributed over the Africa, Americas, Asia and Europe and include GSM/GPRS, WCDMA, CDMA2000 and wireline implementations.

Ericssons’s mobile softswitch in 18 commercially deployed networks of which nine were deployed during 2004.

Services

Announced managed services contracts include Auna, Bharti, Brasil Telecom, Chariton Valley Wireless Services, Indigo Wireless, Orange Switzerland, PSC Wireless and Warid Telecom. Subsequent to the close of the quarter a managed services deal was also announced with H3G in Italy, our largest managed services contract to date.

Announced contracts for hosting services include Tele2, Sun Cellular, Maxis, TeliaSonera, Telefónica Móvil, PanTel, Monortel, Invitel, Hungarotel, Emitel, Midwest Wireless, Rural Cellular Corporation, BT Mobile World and ALLTEL. Successful launch of Ericsson’s mobile music service M-USE.

Other business highlights

Ericsson Mobile Platforms (EMP) has strengthened its position and enjoy a 30% global market share in WCDMA handsets. During the year EMP announced contracts with Amoi, Bellwave, NEC and Sharp. Earlier announced contracts include Microcell, HTC, LG Electronics, Lite-On, Sony Ericsson and TCL Mobile.

Competitive next generation IP broadband access solution gaining momentum with contracts announced in Brazil, Finland, FYROM, India, Indonesia and Sweden.

SEGMENT RESULTS

Systems

	Fourth quarter				Third quarter		Full year
SEK b.	2004	2003		Change	2004	Change	2004	2003		Change
Orders booked	35.3	27.6		28%	27.4	29%	125.0	105.4		19%
Mobile Networks	27.6	20.5		35%	22.8	21%	100.8	79.5		27%
Fixed Networks	1.6	1.1		40%	0.7	136%	4.5	6.3		-29%
Professional Services	6.1	6.0		2%	3.9	57%	19.7	19.6		0%
Net sales	36.8	33.6		10%	29.6	24%	122.9	108.7		13%
Mobile Networks	29.1	25.7		14%	23.8	22%	98.2	82.1		20%
Fixed Networks	1.5	2.2		-32%	1.0	48%	4.6	8.0		-43%
Professional Services	6.2	5.7		8%	4.8	28%	20.1	18.6		8%
Operating income	8.3	5.8	1)	—	6.5	—	25.3	6.6	1)	—
Operating margin	23%	17	%1)	—	22%	—	21%	6	%1)	—

1)	Adjusted for restructuring charges in the fourth quarter 2003, net, SEK 3.6 b. and for the full year 2003 by SEK 12.7 b.

The growth in the GSM/WCDMA track is approximately 19% for the full year. WCDMA equipment and associated network rollout services share of total Mobile Networks sales amounted to 15% and of radio access sales 40% were WCDMA/EDGE related.

Sales within Professional Services has developed well during the year and grew 14% for the full year in local currencies and now represents approximately 16% of total Systems sales.

Other Operations

	Fourth quarter				Third quarter		Full year
SEK b.	2004	2003		Change	2004	Change	2004	2003		Change
Orders booked	2.8	2.3		22%	2.5	16%	10.4	9.2		13%
Net sales	3.3	3.2		4%	2.8	17%	11.4	10.6		8%
Operating income	0.6	0.3	1)	—	0.3	—	1.5	-0.4	1)	—
Operating margin	18%	8	%1)	—	9%	—	13%	-4	%1)	—

1)	Adjusted for restructuring charges in the fourth quarter 2003 SEK 0.8 b. and for the full year 2003 by SEK 3.8 b.

Within Other operations operating margin benefited from the reversal of provisions of SEK 0.1 b., the underlying operating margin was 15% (8%) during the quarter.

Development in Other operations was stable during the year and Ericsson Mobile Platforms showed positive operating income for the full year.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications please see Financial statements and additional statements.

Sony Ericsson Mobile Communications (Sony Ericsson) reported sustained growth in sales and profits. Sales increased 40% for the full year. Ericsson’s share in Sony Ericsson’s income before tax was SEK 2.1 b. for the full year, compared to SEK -0.6 b. in 2003.

“I am impressed by Sony Ericsson’s performance in 2004. They have established profitability and a product portfolio geared for further growth,” says Carl-Henric Svanberg, President and CEO of Ericsson. “Sony Ericsson is a strategic part of our end-to-end solutions based on in-depth consumer understanding.”

PARENT COMPANY INFORMATION

Net sales for the year amounted to SEK 2.6 (1.6) b. and income after financial items was SEK 7.4 (3.2) b. Restructuring costs are excluded in income after financial items for 2003.

Major changes in the Parent Company’s financial position for the year include decreased investments in subsidiaries of SEK 10.1 b. and increased short- and long-term receivables from subsidiaries of SEK 7.3 b. Current and long-term liabilities to subsidiaries increased by 14.9 b. Notes and bond loans, including short-term portion, have decreased by SEK 11.7 b. At year-end, cash and short-term cash investments amounted to SEK 71.7 (68.4) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 2,147,417 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2004, was 299,715,117 Class B shares.

EFFECTS OF IFRS 2005 ON FINANCIAL REPORTING

As from 2005 Ericsson will issue consolidated financial statements in accordance with IFRS. A further comment on comparisons and information about effects on consolidated financial statement can be found under Financial statements and additional information, “Ericsson IFRS reporting,” at the end of the full report.

If IFRS had been applied to 2004 reporting, net income would have been adjusted negatively by SEK -1.5 b. This is mainly a net effect of increased amortization of capitalized development costs (since they are higher under IFRS) by SEK -2.7 b., no amortization of goodwill by SEK 0.5 b. and deferred taxes by SEK 0.7 b. The annual amortizations of capitalized development costs under IFRS compared to Swedish GAAP are estimated to SEK -1.1 b. for year 2005, 2006 and 2007 respectively.

During the first quarter 2005 Ericsson will publish restated tables according to IFRS on www.ericsson.com/investors. Time for publication will be communicated separately.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 0.25 per share and Monday, April 11, 2005 as record day for payment of dividend.

ANNUAL REPORT

The annual report will be made available to shareholders at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, two weeks prior to the Annual General Meeting 2005.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on April 6, 2005, 15.00 (CET) in Stockholm Globe Arena.

OTHER INFORMATION

Following industry practice, order intake will no longer be reported as of the first quarter 2005.

In accordance with the decision by the extraordinary general meeting on August 31, 2004, the process of changing the difference in voting rights between A and B shares in Ericsson has now been completed as announced on December 22, 2004. Following the change in voting rights each A share confers to one vote and each B share confers one tenth of a vote. The A shares are now representing 46.9% and the B shares 53.1% of the voting rights. The total number of shares in Ericsson is now 1,308,779,918 A shares and 14,823,478,760 B shares.

Stockholm, February 10, 2005

Carl-Henric Svanberg

President and CEO

Date for next report: April 22, 2005

AUDITORS’ REPORT

We have reviewed the report for the twelve-month period ended December 31, 2004, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, February 10, 2005

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables please go to: http://www.ericsson.com/investors/financial_reports/2004/12month04-en.pdf

Ericsson invites the media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), February 10.

A analyst and media conference call will begin at 14.00 (CET).

Live audio webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044; E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Investor Relations

Phone: +46 8 719 6553; E-mail: investor.relations@ericsson.com

Glenn Sapadin, Investor Relations, North America

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, Market and External Communications

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: press.relations@ericsson.com

Åse Lindskog, Director, Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: press.relations@ericsson.com

Ola Rembe, Director, Media Relations

Phone: +46 8 719 9727, +46 730 244 873;E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Oct - Dec			Jan - Dec
SEK million	2004	2003	Change	2004	2003	Change
Net sales	39,430	36,227	9%	131,972	117,738	12%
Cost of sales	-21,451	-21,944	-2%	-70,864	-78,901	-10%

Gross margin	17,979	14,283		61,108	38,837

Research and development and other technical expenses	-6,187	-7,309	-15%	-20,861	-27,136	-23%
Selling expenses	-2,841	-4,227	-33%	-9,693	-15,115	-36%
Administrative expenses	-1,236	-1,693	-27%	-6,551	-8,762	-25%

Operating expenses	-10,264	-13,229	-22%	-37,105	-51,013	-27%

Other operating revenues and costs	1,150	1,001		2,617	1,541
Share in earnings of JV and associated companies	609	256		2,318	-604

Operating income	9,474	2,311		28,938	-11,239

Financial income	656	1,240	-47%	3,541	3,995	-11%
Financial expenses	-876	-1,721	-49%	-4,081	-4,859	-16%

Income after financial items	9,254	1,830		28,398	-12,103

Taxes	-3,166	-1,607		-9,077	1,460
Minority interest	-111	-81		-297	-201

Net income	5,977	142		19,024	-10,844

Other information
Average number of shares, basic (million)	15,832	15,825		15,829	15,823
Earnings per share, basic (SEK)	0.38	0.01		1.20	-0.69
Earnings per share, diluted (SEK)	0.38	0.01		1.20	-0.69

NOTE 1
Restructuring costs, net	—	-4,022		—	-16,463

Total	—	-4,022		—	-16,463
-of which in
Cost of sales	—	-770		—	-4,790
Operating expenses	—	-3,145		—	-10,976
Other operating revenues and costs	—	-20		—	-345
Share in earnings of JV and associated companies	—	-87		—	-352

NOTE 2
Key measurements, excluding restructuring costs
Net sales	39,430	36,227		131,972	117,738
Gross margin	17,979	15,053		61,108	43,627
- as percentage of net sales	45.6%	41.6%		46.3%	37.1%
Operating expenses	-10,264	-10,084		-37,105	-40,037
- as percentage of net sales	26.0%	27.8%		28.1%	34.0%
Other operating revenues and costs	1,150	1,021		2,617	1,886
Share in earnings of JV and assoc. companies	609	343		2,318	-252

Operating income	9,474	6,333		28,938	5,224

Operating margin (%)	24.0%	17.5%		21.9%	4.4%
Income after financial items	9,254	5,852		28,398	4,360

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2004	Dec 31 2003
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	4,343	4,784
Goodwill	5,324	5,739
Other	748	687
Tangible assets	5,845	6,505
Financial assets
Equity in JV and associated companies	4,150	2,970
Other investments	543	433
Long-term customer financing	2,150	3,027
Deferred tax assets	21,815	27,130
Other long-term receivables	1,236	1,342

	46,154	52,617

Current assets
Inventories	14,003	10,965
Receivables
Accounts receivable - trade	32,644	31,886
Short-term customer financing	1,446	979
Other receivables	12,239	12,718
Short-term cash investments, cash and bank	76,554	73,207

	136,886	129,755

Total assets	183,040	182,372

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Stockholders’ equity	77,299	60,481

Minority interest in equity of consolidated subsidiaries	1,057	2,299

Provisions
Pensions	10,087	8,005
Other provisions	25,199	28,063

	35,286	36,068

Long-term liabilities	23,693	29,772

Current liabilities
Interest-bearing liabilities	1,719	9,509
Accounts payable	10,988	8,895
Other current liabilities	32,998	35,348

	45,705	53,752

Total stockholders’ equity, provisions and liabilities	183,040	182,372

Of which interest-bearing provisions and liabilities	33,643	46,209
Net cash	42,911	26,998
Assets pledged as collateral	7,985	8,023
Contingent liabilities	1,014	2,691

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct - Dec		Jan - Dec
SEK million	2004	2003	2004	2003
Net income	5,977	142	19,024	-10,844
Adjustments to reconcile net income to cash	2,916	4,160	9,005	6,387

	8,893	4,302	28,029	-4,457
Changes in operating net assets
Inventories	2,051	248	-3,432	2,286
Customer financing, short-term and long-term	-850	-221	-65	7,999
Accounts receivable	-2,436	-3,549	-1,403	4,131
Other	-1,371	3,902	-650	12,908

Cash flow from operating activities	6,287	4,682	22,479	22,867

Product development	-354	-628	-1,146	-2,359
Other investing activities	-598	504	-3,642	-1,053

Cash flow from investing activities	-952	-124	-4,788	-3,412

Cash flow before financing activities	5,335	4,558	17,691	19,455

Dividends paid	-140	3	-292	-206
Other equity transactions	6	3	15	8
Other financing activities	-1,225	-738	-14,281	-11,726

Cash flow from financing activities	-1,359	-732	-14,558	-11,924

Effect of exchange rate changes on cash	-30	-171	214	-538

Net change in cash	3,946	3,655	3,347	6,993

Cash and cash equivalents, beginning of period	72,608	69,552	73,207	66,214

Cash and cash equivalents, end of period	76,554	73,207	76,554	73,207

CHANGES IN STOCKHOLDERS’ EQUITY

SEK million	Jan-Dec 2004	Jan-Dec 2003
Opening balance	60,481	73,607
Effect of changed accounting principle	-1,275	—

Opening balance in accordance with new accounting principle	59,206	73,607
Stock issue, net	—	158
Sale of own shares	15	8
Stock Purchase and Option Plans	159	151
Repurchase of own stock	—	-158
Changes in cumulative translation effects due to changes in foreign currency exchange rates	-1,107	-2,444
Adjustment of cost for stock issue 2002	2	3
Net income	19,024	-10,844

Closing balance	77,299	60,481

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2003				2004
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	25,859	27,613	28,039	36,227	28,111	32,595	31,836	39,430
Cost of sales	-18,862	-19,011	-19,084	-21,944	-15,544	-17,020	-16,849	-21,451

Gross margin	6,997	8,602	8,955	14,283	12,567	15,575	14,987	17,979

Research and development and other technical expenses	-6,897	-6,084	-6,846	-7,309	-4,792	-4,729	-5,153	-6,187
Selling expenses	-3,449	-4,085	-3,354	-4,227	-2,232	-2,243	-2,377	-2,841
Administrative expenses	-1,804	-1,842	-3,423	-1,693	-1,710	-2,217	-1,388	-1,236

Operating expenses	-12,150	-12,011	-13,623	-13,229	-8,734	-9,189	-8,918	-10,264

Other operating revenues and costs	-86	195	431	1,001	164	811	492	1,150
Share in earnings of JV and assoc. companies	-742	-365	247	256	517	538	654	609

Operating income	-5,981	-3,579	-3,990	2,311	4,514	7,735	7,215	9,474

Financial income	1,164	850	741	1,240	932	987	966	656
Financial expenses	-1,218	-856	-1,064	-1,721	-1,133	-909	-1,163	-876

Income after financial items	-6,035	-3,585	-4,313	1,830	4,313	7,813	7,018	9,254

Taxes	1,847	820	400	-1,607	-1,243	-2,450	-2,218	-3,166
Minority interest	-124	37	-33	-81	-77	-73	-36	-111

Net income	-4,312	-2,728	-3,946	142	2,993	5,290	4,764	5,977

Other information

Average number of shares, basic (million)	15,820	15,822	15,823	15,825	15,749	15,829	15,830	15,832
Earnings per share, basic (SEK)	-0.27	-0.17	-0.25	0.01	0.19	0.33	0.30	0.38
Earnings per share, diluted (SEK)	-0.27	-0.17	-0.25	0.01	0.19	0.33	0.30	0.38

NOTE 1
Restructuring costs, net	-3,193	-3,799	-5,449	-4,022	—	—	—	—

Total	-3,193	-3,799	-5,449	-4,022	—	—	—	—

-of which in
Cost of sales	-1,813	-1,096	-1,111	-770	—	—	—	—
Operating expenses	-1,359	-2,296	-4,176	-3,145	—	—	—	—
Other operating revenues and costs	-21	-142	-162	-20	—	—	—	—
Share in earnings of JV and associated companies	—	-265	—	-87	—	—	—	—

NOTE 2
Key measurements, excluding restructuring costs
Net sales	25,859	27,613	28,039	36,227	28,111	32,595	31,836	39,430

Gross margin	8,810	9,698	10,066	15,053	12,567	15,575	14,987	17,979
- as percentage of net sales	34.1%	35.1%	35.9%	41.6%	44.7%	47.8%	47.1%	45.6%
Operating expenses	-10,791	-9,715	-9,447	-10,084	-8,734	-9,189	-8,918	-10,264
- as percentage of net sales	41.7%	35.2%	33.7%	27.8%	31.1%	28.2%	28.0%	26.0%
Other operating revenues and costs	-65	337	593	1,021	164	811	492	1,150
Share in earnings of JV and assoc. companies	-742	-100	247	343	517	538	654	609

Operating income	-2,788	220	1,459	6,333	4,514	7,735	7,215	9,474
Operating margin (%)	-10.8%	0.8%	5.2%	17.5%	16.1%	23.7%	22.7%	24.0%
Income after financial items	-2,842	214	1,136	5,852	4,313	7,813	7,018	9,254

ACCOUNTING POLICIES AND REPORTING

ACCOUNTING POLICIES

Interim reports are prepared in accordance with RR20 “Interim Financial Reporting.”

CHANGED ACCOUNTING POLICIES AND REPORTING IN 2004

RR29 “Employee Benefits”, which is based on IAS 19 “Employee Benefits” issued by International Accounting Standards Committee (“IASC”), has been adopted as from January 1, 2004. When applying RR 29, defined benefit plans for pensions and other post-employment benefits are accounted for using consistent principles. Prior to 2004, such plans have been accounted for by using local principles for each country in the consolidated accounts. The effect of this standard is mainly a change in timing of pension costs compared to previous principles, so that pension costs for future salary increases are estimated and recognized during the service period. In accordance with the transition rules, a transition liability was determined as of 1 January 2004. This transition liability exceeded the liability for pensions recognized per December 31, 2003 in accordance with earlier principles and the net effect of the change in accounting principles at adoption has in accordance with RR29 been charged to stockholders’ equity. The one-time effect of adopting RR29 was an increase of the pension liability as of January 1, 2004, by SEK 1.8 billion. The effect on equity, net after taxes, was SEK 1.3 billion. RR29 has not had material impact on reported Net Income or Earnings Per Share.

The company has chosen to follow the guidance of the draft interpretation URA43 “Accounting for particular social taxes and wealth tax” issued by The Swedish Accounting Standards Council.

REPORTING

CHANGED DEFINITIONS COMPARED TO PREVIOUS ANNUAL REPORT

Items affecting comparability

During 2003 restructuring costs, non-operational capital gains/losses and capitalization of development expenses were reported as items affecting comparability. Due to the immateriality of the non-operational capital gains/losses for 2003 and the fact that the capitalization of development expenses are no longer, per se, affecting comparability, these items are no longer reported as items affecting comparability.

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	2003				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	24,996	26,336	26,518	27,592	31,107	31,191	27,369	35,304
- Mobile Networks	17,475	20,020	21,508	20,455	24,944	25,457	22,800	27,590
- Fixed Networks	1,990	1,724	1,513	1,128	1,173	1,081	670	1,579
Total Network Equipment	19,465	21,744	23,021	21,583	26,117	26,538	23,470	29,169
- Of which Network Rollout	2,542	2,000	2,025	2,153	2,705	3,226	2,581	4,615
Professional Services	5,531	4,592	3,497	6,009	4,990	4,653	3,899	6,135
Other Operations	2,587	2,312	1,963	2,330	2,384	2,703	2,454	2,837
Less: Intersegment Orders	-523	-300	-353	-458	-477	-782	-857	-274

Total	27,060	28,348	28,128	29,464	33,014	33,112	28,966	37,867

	2003				2004
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	-12%	5%	1%	4%	13%	0%	-12%	29%
- Mobile Networks	-16%	15%	7%	-5%	22%	2%	-10%	21%
- Fixed Networks	4%	-13%	-12%	-25%	4%	-8%	-38%	136%
Total Network Equipment	-15%	12%	6%	-6%	21%	2%	-12%	24%
- Of which Network Rollout	-37%	-21%	1%	6%	26%	19%	-20%	79%
Professional Services	-3%	-17%	-24%	72%	-17%	-7%	-16%	57%
Other Operations	1%	-11%	-15%	19%	2%	13%	-9%	16%
Less: Intersegment Orders	30%	-43%	18%	30%	4%	64%	10%	-68%

Total	-12%	5%	-1%	5%	12%	0%	-13%	31%

	2003				2004
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	-34%	-16%	48%	-3%	24%	18%	3%	28%
- Mobile Networks	-40%	-13%	73%	-2%	43%	27%	6%	35%
- Fixed Networks	-26%	-42%	-14%	-41%	-41%	-37%	-56%	40%
Total Network Equipment	-39%	-16%	62%	-5%	34%	22%	2%	35%
- Of which Network Rollout	-46%	-49%	44%	-46%	6%	61%	27%	114%
Professional Services	-2%	-14%	-7%	5%	-10%	1%	11%	2%
Other Operations	-47%	-52%	-37%	-9%	-8%	17%	25%	22%
Less: Intersegment Orders	-25%	-61%	-31%	14%	-9%	161%	143%	-40%

Total	-35%	-20%	37%	-4%	22%	17%	3%	29%

	2003				2004
Year to Date	0303	0306	0309	0312	0403	0406	0409	0412
Systems	24,996	51,332	77,850	105,442	31,107	62,298	89,667	124,971
- Mobile Networks	17,475	37,495	59,003	79,458	24,944	50,401	73,201	100,791
- Fixed Networks	1,990	3,714	5,227	6,355	1,173	2,254	2,924	4,503
Total Network Equipment	19,465	41,209	64,230	85,813	26,117	52,655	76,125	105,294
- Of which Network Rollout	2,542	4,542	6,567	8,720	2,705	5,931	8,512	13,127
Professional Services	5,531	10,123	13,620	19,629	4,990	9,643	13,542	19,677
Other Operations	2,587	4,899	6,862	9,192	2,384	5,087	7,541	10,378
Less: Intersegment Orders	-523	-823	-1,176	-1,634	-477	-1,259	-2,116	-2,390

Total	27,060	55,408	83,536	113,000	33,014	66,126	95,092	132,959

	2003				2004
YTD year over year change	0303	0306	0309	0312	0403	0406	0409	0412
Systems	-34%	-25%	-10%	-9%	24%	21%	15%	19%
- Mobile Networks	-40%	-28%	-9%	-7%	43%	34%	24%	27%
- Fixed Networks	-26%	-34%	-29%	-32%	-41%	-39%	-44%	-29%
Total Network Equipment	-39%	-29%	-11%	-10%	34%	28%	19%	23%
- Of which Network Rollout	-46%	-47%	-35%	-38%	6%	31%	30%	51%
Professional Services	-2%	-8%	-8%	-4%	-10%	-5%	-1%	0%
Other Operations	-47%	-50%	-46%	-40%	-8%	4%	10%	13%
Less: Intersegment Orders	-25%	-44%	-40%	-31%	-9%	53%	80%	46%

Total	-35%	-28%	-14%	-12%	22%	19%	14%	18%

NET SALES BY SEGMENT BY QUARTER

SEK million

	2003				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	23,961	25,224	25,907	33,574	26,092	30,380	29,627	36,798
- Mobile Networks	17,643	18,949	19,826	25,635	21,081	24,241	23,773	29,096
- Fixed Networks	1,898	2,177	1,670	2,220	896	1,129	1,027	1,519
Total Network Equipment	19,541	21,126	21,496	27,855	21,977	25,370	24,800	30,615
- Of which Network Rollout	2,577	2,532	2,791	3,213	2,205	2,490	2,648	3,621
Professional Services	4,420	4,098	4,411	5,719	4,115	5,010	4,827	6,183
Other Operations	2,363	2,534	2,508	3,174	2,449	2,806	2,828	3,306
Less: Intersegment Sales	-465	-145	-376	-521	-430	-591	-619	-674

Total	25,859	27,613	28,039	36,227	28,111	32,595	31,836	39,430

	2003				2004
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	-28%	5%	3%	30%	-22%	16%	-2%	24%
- Mobile Networks	-28%	7%	5%	29%	-18%	15%	-2%	22%
- Fixed Networks	-38%	15%	-23%	33%	-60%	26%	-9%	48%
Total Network Equipment	-29%	8%	2%	30%	-21%	15%	-2%	23%
- Of which Network Rollout	-33%	-2%	10%	15%	-31%	13%	6%	37%
Professional Services	-20%	-7%	8%	30%	-28%	22%	-4%	28%
Other Operations	-39%	7%	-1%	27%	-23%	15%	1%	17%
Less: Intersegment Sales	22%	-69%	159%	39%	-17%	37%	5%	9%

Total	-30%	7%	2%	29%	-22%	16%	-2%	24%

	2003				2004
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	-28%	-27%	-15%	1%	9%	20%	14%	10%
- Mobile Networks	-31%	-30%	-17%	4%	19%	28%	20%	14%
- Fixed Networks	-42%	-27%	-30%	-27%	-53%	-48%	-39%	-32%
Total Network Equipment	-32%	-29%	-18%	1%	12%	20%	15%	10%
- Of which Network Rollout	-38%	-34%	-5%	-16%	-14%	-2%	-5%	13%
Professional Services	-1%	-15%	2%	3%	-7%	22%	9%	8%
Other Operations	-45%	-44%	-27%	-18%	4%	11%	13%	4%
Less: Intersegment Sales	-32%	-82%	-29%	37%	-8%	308%	65%	29%

Total	-30%	-28%	-16%	-1%	9%	18%	14%	9%

	2003				2004
Year to Date	0303	0306	0309	0312	0403	0406	0409	0412
Systems	23,961	49,185	75,092	108,666	26,092	56,472	86,099	122,897
- Mobile Networks	17,643	36,592	56,418	82,053	21,081	45,322	69,095	98,191
- Fixed Networks	1,898	4,075	5,745	7,965	896	2,025	3,052	4,571
Total Network Equipment	19,541	40,667	62,163	90,018	21,977	47,347	72,147	102,762
- Of which Network Rollout	2,577	5,109	7,900	11,113	2,205	4,695	7,343	10,964
Professional Services	4,420	8,518	12,929	18,648	4,115	9,125	13,952	20,135
Other Operations	2,363	4,897	7,405	10,579	2,449	5,255	8,083	11,389
Less: Intersegment Sales	-465	-610	-986	-1,507	-430	-1,021	-1,640	-2,314

Total	25,859	53,472	81,511	117,738	28,111	60,706	92,542	131,972

	2003				2004
YTD year over year change	0303	0306	0309	0312	0403	0406	0409	0412
Systems	-28%	-28%	-24%	-18%	9%	15%	15%	13%
- Mobile Networks	-31%	-30%	-26%	-19%	19%	24%	22%	20%
- Fixed Networks	-42%	-35%	-34%	-32%	-53%	-50%	-47%	-43%
Total Network Equipment	-32%	-31%	-27%	-20%	12%	16%	16%	14%
- Of which Network Rollout	-38%	-36%	-28%	-25%	-14%	-8%	-7%	-1%
Professional Services	-1%	-9%	-5%	-3%	-7%	7%	8%	8%
Other Operations	-45%	-45%	-40%	-35%	4%	7%	9%	8%
Less: Intersegment Sales	-32%	-59%	-51%	-37%	-8%	67%	66%	54%

Total	-30%	-29%	-25%	-19%	9%	14%	14%	12%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	20031)				2004
Year to date	0303	0306	0309	0312	0403	0406	0409	0412
Systems	-1,487	-503	863	6,646	4,199	10,514	17,011	25,345
Phones	-500	-683	-483	-183	435	960	1,565	2,143
Other Operations	-483	-833	-710	-447	45	606	868	1,469
Unallocated 2)	-318	-549	-779	-792	-165	169	20	-19

Total	-2,788	-2,568	-1,109	5,224	4,514	12,249	19,464	28,938

	20031)				2004
As percentage of net sales	0303	0306	0309	0312	0403	0406	0409	0412
Systems	-6%	-1%	1%	6%	16%	19%	20%	21%
Phones 3)	—	—	—	—	—	—	—	—
Other Operations	-20%	-17%	-10%	-4%	2%	12%	11%	13%

Total	-11%	-5%	-1%	4%	16%	20%	21%	22%

	20031)				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	-1,487	984	1,366	5,783	4,199	6,315	6,497	8,334
Phones	-500	-183	200	300	435	525	605	578
Other Operations	-483	-350	123	263	45	561	262	601
Unallocated 2)	-318	-231	-230	-13	-165	334	-149	-39

Total	-2,788	220	1,459	6,333	4,514	7,735	7,215	9,474

	20031)				2004
As percentage of net sales	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	-6%	4%	5%	17%	16%	21%	22%	23%
Phones3)	—	—	—	—	—	—	—	—
Other Operations	-20%	-14%	5%	8%	2%	20%	9%	18%

Total	-11%	1%	5%	17%	16%	24%	24%	24%

1)       2003 figures are reported excluding restructuring costs.

2)       “Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses

3)       Calculation not applicable

NUMBER OF EMPLOYEES

	2003				2004
	0303	0306	0309	0312	0403	0406	0409	0412
Systems	53,532	50,510	46,669	45,176	45,209	45,108	44,998	45,500
Other Operations	7,047	6,786	6,409	6,110	5,440	5,568	5,260	5,034
Unallocated	361	348	323	297	—	—	—	—

Total	60,940	57,644	53,401	51,583	50,649	50,676	50,258	50,534

Of which Sweden	29 068	27 657	25 234	24 408	22 702	22 427	21 842	21 296

	2003				2004
Change in percent	0303	0306	0309	0312	0403	0406	0409	0412
Systems	-25%	-23%	-25%	-20%	-16%	-11%	-4%	1%
Other Operations	-34%	-31%	-27%	-20%	-23%	-18%	-18%	-18%
Unallocated	-9%	-22%	-20%	-23%	—	—	—	—

Total	-26%	-24%	-26%	-20%	-17%	-12%	-6%	-2%

Of which Sweden	-20%	-19%	-23%	-19%	-22%	-19%	-13%	-13%

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	2003 1)				2004 1)
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	14,081	14,425	14,140	11,521	17,836	17,749	15,846	21,402
North America	4,693	4,622	4,380	6,542	4,679	2,434	2,459	3,511
Latin America	2,621	1,669	2,245	2,547	3,700	4,587	4,460	2,934
Asia Pacific	5,665	7,632	7,363	8,854	6,799	8,342	6,201	10,020

Total	27,060	28,348	28,128	29,464	33,014	33,112	28,966	37,867

* Of which Sweden	1,406	1,190	967	854	964	1,317	977	1,511
* Of which EU	9,643	7,172	8,655	8,062	10,098	10,476	8,751	13,088

	2003 1)				2004 1)
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-25%	2%	-2%	-19%	55%	0%	-11%	35%
North America	-16%	-2%	-5%	49%	-28%	-48%	1%	43%
Latin America	—	-36%	35%	13%	45%	24%	-3%	-34%
Asia Pacific	-12%	35%	-4%	20%	-23%	23%	-26%	62%

Total	-12%	5%	-1%	5%	12%	0%	-13%	31%

* Of which Sweden	6%	-15%	-19%	-12%	13%	37%	-26%	55%
* Of which EU	0%	-25%	21%	-7%	25%	4%	-16%	50%

	2003 1)				2004 1)
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-28%	-18%	48%	-38%	27%	23%	12%	86%
North America	-33%	-21%	-2%	18%	0%	-47%	-44%	-46%
Latin America	-46%	-50%	58%	—	41%	175%	99%	15%
Asia Pacific	-46%	-9%	45%	38%	20%	9%	-16%	13%

Total	-35%	-20%	37%	-4%	22%	17%	3%	29%

* Of which Sweden	-42%	-53%	-28%	-36%	-31%	11%	1%	77%
* Of which EU	-1%	-47%	110%	-24%	5%	46%	1%	62%

	2003 1)				2004 1)
Year to date	0303	0306	0309	0312	0403	0406	0409	0412
Europe, Middle East & Africa*	14,081	28,506	42,646	54,167	17,836	35,585	51,431	72,833
North America	4,693	9,315	13,695	20,237	4,679	7,113	9,572	13,083
Latin America	2,621	4,290	6,535	9,082	3,700	8,287	12,747	15,681
Asia Pacific	5,665	13,297	20,660	29,514	6,799	15,141	21,342	31,362

Total	27,060	55,408	83,536	113,000	33,014	66,126	95,092	132,959

* Of which Sweden	1,406	2,596	3,563	4,417	964	2,281	3,258	4,769
* Of which EU	9,643	16,815	25,470	33,532	10,098	20,574	29,325	42,413

	2003 1)				2004 1)
YTD year over year change	0303	0306	0309	0312	0403	0406	0409	0412
Europe, Middle East & Africa*	-28%	-23%	-9%	-17%	27%	25%	21%	34%
North America	-33%	-27%	-21%	-12%	0%	-24%	-30%	-35%
Latin America	-46%	-48%	-32%	-5%	41%	93%	95%	73%
Asia Pacific	-46%	-30%	-14%	-3%	20%	14%	3%	6%

Total	-35%	-28%	-14%	-12%	22%	19%	14%	18%

* Of which Sweden	-42%	-47%	-43%	-42%	-31%	-12%	-9%	8%
* Of which EU	-1%	-28%	-7%	-11%	5%	22%	15%	26%

1)	“Of which EU”: Restated due to new members since April 1, 2004.

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2003 1)				2004 1)
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	13,983	15,083	14,144	19,633	14,986	17,119	18,247	23,119
North America	3,940	4,217	4,271	5,199	4,404	4,939	3,328	2,800
Latin America	1,764	2,197	2,663	3,301	2,867	3,455	3,665	4,491
Asia Pacific	6,172	6,116	6,961	8,094	5,854	7,082	6,596	9,020

Total	25,859	27,613	28,039	36,227	28,111	32,595	31,836	39,430

* Of which Sweden	1,403	1,437	1,371	1,657	1,341	1,543	1,457	1,839
* Of which EU	8,584	8,847	8,488	12,224	8,167	10,144	10,053	14,002

	2003 1)				2004 1)
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-32%	8%	-6%	39%	-24%	14%	7%	27%
North America	-40%	7%	1%	22%	-15%	12%	-33%	-16%
Latin America	-26%	25%	21%	24%	-13%	21%	6%	23%
Asia Pacific	-13%	-1%	14%	16%	-28%	21%	-7%	37%

Total	-30%	7%	2%	29%	-22%	16%	-2%	24%

* Of which Sweden	-32%	2%	-5%	21%	-19%	15%	-6%	26%
* Of which EU	-36%	2%	-1%	43%	-33%	24%	-1%	39%

	2003 1)				2004 1)
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-21%	-21%	-16%	-5%	7%	13%	29%	18%
North America	-3%	-30%	-33%	-21%	12%	17%	-22%	-46%
Latin America	-59%	-29%	-7%	38%	63%	57%	38%	36%
Asia Pacific	-44%	-41%	-7%	14%	-5%	16%	-5%	11%

Total	-30%	-28%	-16%	-1%	9%	18%	14%	9%

* Of which Sweden	-29%	-44%	-18%	-20%	-4%	7%	6%	11%
* Of which EU	-27%	-27%	-14%	-8%	-5%	15%	18%	15%

	2003 1)				2004 1)
Year to date	0303	0306	0309	0312	0403	0406	0409	0412
Europe, Middle East & Africa*	13,983	29,066	43,210	62,843	14,986	32,105	50,352	73,471
North America	3,940	8,157	12,428	17,627	4,404	9,343	12,671	15,471
Latin America	1,764	3,961	6,624	9,925	2,867	6,322	9,987	14,478
Asia Pacific	6,172	12,288	19,249	27,343	5,854	12,936	19,532	28,552

Total	25,859	53,472	81,511	117,738	28,111	60,706	92,542	131,972

* Of which Sweden	1,403	2,840	4,211	5,868	1,341	2,884	4,341	6,180
* Of which EU	8,584	17,431	25,919	38,143	8,167	18,311	28,364	42,366

	2003 1)				2004 1)
YTD year over year change	0303	0306	0309	0312	0403	0406	0409	0412
Europe, Middle East & Africa*	-21%	-21%	-19%	-15%	7%	10%	17%	17%
North America	-3%	-20%	-25%	-24%	12%	15%	2%	-12%
Latin America	-59%	-47%	-36%	-22%	63%	60%	51%	46%
Asia Pacific	-44%	-42%	-33%	-24%	-5%	5%	1%	4%

Total	-30%	-29%	-25%	-19%	9%	14%	14%	12%

* Of which Sweden	-29%	-38%	-32%	-29%	-4%	2%	3%	5%
* Of which EU	-27%	-27%	-23%	-19%	-5%	5%	9%	11%

1)	“Of which EU”: Restated due to new members since April 1, 2004.

EXTERNAL ORDERS BOOKED BY MARKET AREA BY SEGMENT

SEK million

Jan - Dec 2004	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	65,886	54%	6,947	74%	72,833	55%
North America	12,526	10%	557	6%	13,083	10%
Latin America	15,432	12%	249	3%	15,681	12%
Asia Pacific	29,723	24%	1,639	17%	31,362	23%

Total	123,567	100%	9,392	100%	132,959	100%

Share of Total	93%		7%		100%

Jan - Dec 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	47,817	46%	6,350	76%	54,167	48%
North America	19,672	19%	565	7%	20,237	18%
Latin America	8,764	8%	318	4%	9,082	8%
Asia Pacific	28,442	27%	1,072	13%	29,514	26%

Total	104,695	100%	8,305	100%	113,000	100%

Share of Total	93%		7%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	38%		9%		34%
North America	-36%		-1%		-35%
Latin America	76%		-22%		73%
Asia Pacific	5%		53%		6%

Total	18%		13%		18%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan - Dec 2004	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	65,517	54%	7,954	76%	73,471	56%
North America	14,750	12%	721	7%	15,471	12%
Latin America	14,125	12%	353	4%	14,478	11%
Asia Pacific	27,157	22%	1,395	13%	28,552	21%

Total	121,549	100%	10,423	100%	131,972	100%

Share of Total	92%		8%		100%

Jan - Dec 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	55,313	51%	7,530	77%	62,843	53%
North America	17,140	16%	487	5%	17,627	15%
Latin America	9,504	9%	421	4%	9,925	9%
Asia Pacific	26,039	24%	1,304	14%	27,343	23%

Total	107,996	100%	9,742	100%	117,738	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	18%		6%		17%
North America	-14%		48%		-12%
Latin America	49%		-16%		46%
Asia Pacific	4%		7%		4%

Total	13%		7%		12%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date - Jan-Dec 2004

Orders	Share of total orders	Sales	Share of total sales
China	9%	United States	11%
United States	9%	China	9%
Italy	8%	Italy	7%
Spain	4%	Sweden	5%
Brazil	4%	Spain	4%
Mexico	4%	Brazil	4%
India	4%	Mexico	4%
Sweden	4%	Russian Federation	3%
Germany	3%	United Kingdom	3%
Russian Federation	3%	Germany	3%

CUSTOMER FINANCING RISK EXPOSURE

(SEK billion)	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004
On-balance-sheet credits	10.6	10.3	8.6	9.0	8.4
Off-balance-sheet credits	2.0	1.2	1.1	1.1	0.6

Total credits	12.6	11.5	9.7	10.1	9
Accrued interest	0.1	0.1	0.2	0.2	0.2
Less third party risk coverage	-0.4	-0.4	-0.5	-0.5	-0.3

Ericsson risk exposure	12.3	11.2	9.4	9.8	8.9

On-balance-sheet credits, net book value	4.0	3.9	3.0	3.4	3.7
Reclassification, net book value	—	—	—	—	-0.1
On-balance-sheet credits, net book value	4.0	3.9	3.0	3.4	3.6
Off-balance-sheet credits recorded as contingent liabilities	1.7	1.0	0.8	0.6	0.3
Financing commitments	6.1	3.7	3.0	2.7	2.2

TREND OF NET SALES AND OPERATING EXPENSES - ISOLATED QUARTERS

	2003				2004
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	25,859	27,613	28,039	36,227	28,111	32,595	31,836	39,430

R&D and other technical expenses	-6,444	-5,855	-4,772	-6,121	-4,718	-4,700	-5,020	-5,982
Selling expenses	-3,153	-2,667	-3,092	-3,053	-2,232	-2,243	-2,377	-2,841
Administrative expenses	-1,808	-1,605	-1,765	-1,286	-1,710	-2,217	-1,388	-1,236
Capitalization of development expenses, net	614	412	182	376	-74	-29	-133	-205

Operating expenses	-10,791	-9,715	-9,447	-10,084	-8,734	-9,189	-8,918	-10,264
Operating expenses as percentage of net sales	41.7%	35.2%	33.7%	27.8%	31.1%	28.2%	28.0%	26.0%
Restructuring costs	-1,359	-2,296	-4,176	-3,145	—	—	—	—

Operating expenses incl. restructuring costs	-12,150	-12,011	-13,623	-13,229	-8,734	-9,189	-8,918	-10,264

Items as % of net sales
R&D and other technical expenses	24.9%	21.2%	17.0%	16.9%	16.8%	14.4%	15.8%	15.2%
Selling expenses	12.2%	9.7%	11.0%	8.4%	7.9%	6.9%	7.5%	7.2%
G&A expenses	7.0%	5.8%	6.3%	3.5%	6.1%	6.8%	4.4%	3.1%

Operating expenses, excluding capitalization of development	-11,405	-10,127	-9,629	-10,460	-8,660	-9,160	-8,785	-10,059
- as percentage of net sales	44.1%	36.7%	34.3%	28.9%	30.8%	28.1%	27.6%	25.5%

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Quarter		Year to date
SEK million	Q4 2004	Q4 2003	2004	2003
Sales to Sony Ericsson	467	450	1532	2494
Royalty from Sony Ericsson	144	146	611	501
Purchases from Sony Ericsson	82	47	547	1390
Shareholder contribution	—	—	—	1384
Receivables from Sony Ericsson	142	192	142	192
Liabilities to Sony Ericsson	16	447	16	447

ERICSSON

OTHER INFORMATION

SEK million	Oct - Dec 2004	Oct - Dec 2003	Jan - Dec 2004	Jan - Dec 2003
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132
Number of treasury shares, end of period (million)	300	306	300	306
Number of shares outstanding, basic, end of period (million)	15,832	15,826	15,832	15,826
Numbers of shares outstanding, diluted, end of period (million)	15,862	15,844	15,862	15,844
Average number of treasury shares (million)	300	307	303	270
Average number of shares outstanding, basic (million)	15,832	15,825	15,829	15,823
Average number of shares outstanding, diluted (million)1)	15,859	15,839	15,861	15,841
Earnings per share, basic (SEK)	0.38	0.01	1.20	-0.69
Earnings per share, diluted (SEK)1)	0.38	0.01	1.20	-0.69

Ratios
Equity ratio, percent	—	—	42.8%	34.4%
Capital turnover (times)	1.4	1.3	1.2	1.0
Accounts receivable turnover (times)	5.0	4.8	4.1	3.4
Inventory turnover (times)	5.6	7.6	5.7	6.1
Return on equity, percent	31.9%	0.9%	27.6%	-16.2%
Return on capital employed, percent	36.6%	12.8%	29.4%	-5.9%
Days Sales Outstanding	—	—	75	79
Payment readiness, end of period	—	—		75,309
Payment readiness, as percentage of sales	—	—		64.0%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.12	9.14
- closing rate	—	—	9.00	9.07
SEK / USD - average rate	—	—	7.33	8.08
- closing rate	—	—	6.61	7.26

Other
Additions to tangible fixed assets	794	2,316	2,452	3,493[2] )
- Of which in Sweden	408	670	1,148	1,069[2] )

Additions to capitalized development expenses	354	627	1,146	2,358
Depreciation of tangible and other intangible assets	536	1,448	2,757	5,079
Goodwill amortization	106	232	453	1,941
Amortization of development expenses	559	252	1,587	775

Total depreciation and amortization of tangible / intangible assets	1,201	1,932	4,797	7,795

Orders booked	37,867	29,464	132,959	113,000
Export sales from Sweden	22,955	22,147	86,510	72,966

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Due to reassessments of the nature of leases, according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1.7 b. have been reflected in the balance sheet as tangible assets and long-term liabilities.

ERICSSON ADOPTION OF IAS/IFRS IN 2005

In June 2002, the EU’s Council of Ministers adopted the so-called IAS 2005 regulation. From year 2005, all exchange-listed companies within EU shall prepare and issue consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS). The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards (SIC and IFRIC).

As from 2005, Ericsson will issue consolidated financial statements prepared in accordance with IFRS. The annual report for 2005 as well as interim reports will include one comparison year, 2004, which will be restated in accordance with IFRS. As a result, January 1, 2004, is the date of transition to IFRS for Ericsson. The two standards IAS 32 and 39 are adopted as from January 1, 2005. An opening balance per January 1, 2005, including the effects of IAS 32 and 39 will also be prepared.

The information below on expected effects is preliminary and could change since the IFRS standards may be revised during 2005. We will update the restated information for any such changes if and when they are made.

Comparison and information about effects

The rules for first-time adoption of IFRS are set out in IFRS 1 First-time Adoption of International Financial Reporting Standards. IFRS 1 requires one comparative year and an opening IFRS balance sheet at the date of transition to IFRS. The transition date for Ericsson is January 1, 2004.

In general, the accounting policies applied in the opening balance shall comply with each IFRS effective at the reporting date. Some exceptions from full retrospective application are granted, however. When preparing the IFRS opening balance, the following optional exceptions from full retrospective application of IFRS accounting policies will be applied:

•	Business combinations (IFRS 3): no restatement of business combinations prior to 2004 will be made. IFRS 3 is applied prospectively from January 1, 2004.

•	Property, plant and equipment (IAS 16): prior revaluations will be treated as deemed cost and no restatement made.

•	Employee Benefits (IAS 19): adoption of IAS 19 is not considered a transition effect since the Swedish standard RR 29 was implemented from January 1, 2004. RR 29 is, in almost every aspect, similar to IAS 19. Accumulated actuarial gains and losses for defined benefit plans were recognized in full in the pension liability and equity at transition date.

•	IAS 32 and 39 are applied from January 1, 2005, only and no restate of comparative information is necessary. Financial assets, liabilities and derivatives are treated according to IAS 32 and 39 as from January 1, 2005.

Ericsson has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years have been adapted to IAS/IFRS to a high degree. This, together with the optional exceptions described above, limits the effects of the adoption of IFRS to the following most significant elements:

•	Retrospective capitalization of development costs and amortization of such costs (IAS 38)

•	The cessation of goodwill amortizations (IFRS 3 and IAS 38)

•	The fair value of outstanding employee share options (IFRS 2) and recognition as expense for such share-based employee compensation in the income statement

•	The inclusion of financial instruments at fair value on the balance sheet (IAS 39) and recycling of gains and losses on cash flow hedges through equity (from January 1, 2005).

Employee benefits are already reported according to IAS 19 since the implementation of RR 29 as of January 1, 2004.

The forthcoming rules

IAS 38 Intangible assets

When adopting the Swedish accounting standard RR 15 Intangible assets in 2002, the standard was implemented prospectively, i.e. no restate was allowed, whereas IAS 38 Intangible assets shall be implemented retrospectively. The capitalization according to Swedish GAAP during 2002-2004 has been the same as per IFRS. Retrospective application will lead to an increase in the opening balance of intangible assets as of January 1, 2004, due to capitalized development costs in prior years, and increased amortizations on such assets during 2004 and onwards. The opening balance for 2004 will be equal to the closing balance according to US GAAP per December 31, 2003, since capitalization of development costs has been made for US GAAP purposes historically. Due to the restatement intangible assets will increase by SEK 6,408 million, deferred tax assets will decrease by SEK 1,794 million and equity will increase by SEK 4,614 million respectively. As a result amortization for 2004 will increase by SEK 2,660 million under IFRS.

IFRS 3 Business combinations including goodwill

Rules applying to reporting of business combinations (IFRS 3) will result in changes in reporting of acquisitions of companies. A more detailed purchase price allocation is to be made, in which fair value is also assigned to acquired intangible assets, such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of acquired net assets. Goodwill arising from acquisitions is no longer amortized but instead subject to impairment review; both annually and when there are indicators that the carrying value may not be recoverable.

In Ericsson’s reporting during 2005, acquisitions carried out in 2004 will be accounted for in accordance with the new rules. There will be no adjustments for acquisitions prior to the transition date, January 1, 2004. The value of goodwill will be frozen at January 1, 2004, and amortization reported under Swedish GAAP for 2004 will be reversed in IFRS restatements.

For Ericsson, the new standard will result in an increase in reported operating profit for 2004 of SEK 475 million. No difference in reported earnings will arise as a result of acquisitions carried out in 2004.

IFRS 2 Share-based Payments

Ericsson has chosen not to apply IFRS 2 to equity instruments granted before November 7, 2002. For one employee option program, granted after November 7, 2002, and not yet vested by January 1, 2005, Ericsson recognizes a charge to income representing the fair value at grant date of the outstanding employee options. The fair value of the options was calculated using an option-pricing model. The total costs are recognized during the vesting period (3 years). The impact on operating profit is a charge of SEK 45 million in 2004 and estimated to SEK 19 million in 2005.

For other programs there are no material differences.

IAS 32 and 39 Financial Instruments and Hedging

IAS 32 and 39 are standards that deal with disclosure, presentation, recognition and measurement of financial instruments. These standards are applied from January 1, 2005.

A major effect is that derivatives will be recognized at fair value on the balance sheet. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in (i) a cash flow hedge or (ii) a hedge of a net investment in a foreign operation. In those cases, the effective portion of fair value changes of the derivative will be recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement.

For derivatives assigned as (iii) fair value hedges, fair value changes on both the derivative and the hedged item, attributable to the hedged risk, will be recognized in the income statement and offset each other to the extent the hedge is effective.

The opening balance January 1, 2005, was affected by SEK 3,556 million in assets, SEK 1,952 million in liabilities and SEK 1,155 million in equity net of deferred tax as a result of accounting for derivatives at fair value.

Other investments are under Swedish GAAP reported at cost less impairment. Those investments will be reported at fair value under IAS 39 and since they will be classified as Available-for-sale under IAS 39, changes in the fair value will be recognized directly in equity. For investments in quoted companies, fair values are determined based on share prices at the balance sheet date and for non-quoted investments, fair values are estimated.

The effect in the opening balance January 1, 2005, was SEK 411 million in assets and SEK 334 million in the equity, net of deferred tax.

IAS 19 Employee Benefits

Ericsson reports pensions and similar benefits according to IFRS (IAS 19), which is similar to RR 29 that was implemented from January 1, 2004. The effect of adoption of IAS 19 is therefore not considered a transition effect. The reporting of pensions for Ericsson will continue to be in accordance with URA 43 awaiting further guidance.

The restatement for RR 29 resulted in an increased pension liability, reduced equity and increased deferred tax assets in the opening balance of 2004 under Swedish GAAP. The effect of implementing RR 29 was communicated in the first quarter interim report 2004. After taking into account the tax effects, the impact on stockholders’ equity was a charge of SEK 1,275 million. Actuarial gains and losses were recognized in the opening balance. No other impact will occur according to IAS 19.

Summary of transition effects:

The preliminary effects of the adoption of IFRS on the consolidated balance sheet, equity and income statement are shown in the tables below. The effects of IAS 39 are only included in the opening balance for 2005, since no restate of prior periods will be made.

Summarized reconciliation of consolidated balance sheet and equity:

	January 1, 2004			December 31, 2004				January 1, 2005 (IAS 39)
SEK million	Assets	Equity	Minority interest, Provisions & Liabilities	Assets	Equity		Minority interest, Provisions & Liabilities	Assets	Equity	Provisions & Liabilities
Swedish GAAP 1)	182,977	59,206	123,771	183,040	77,299		105,741	186,186	81,502	104,684
IFRS adjustments
Minority interest		2,299	-2,299		1,057		-1,057
Capitalization of development costs	6,408	4,614		3,748	2,699
Goodwill 2)				447	447 [3]	)
IAS 39 Financial instruments								3,967	1,489	1,952
Deferred taxes on IFRS adjustments	-1,794			-1,049				-77		449
Total IFRS adjustments	4,614	6,913	-2,299	3,146	4,203		-1,057	3,890	1,489	2,401
IFRS	187,591	66,119	121,472	186,186	81,502		104,684	190,076	82,991	107,085
Equity ratio, Swedish GAAP 1)			33.6%				42.8%			43.8%
Equity ratio, IFRS			35.2%				43.8%			43.7%

1)	Including the effect of changed accounting principle in 2004, RR 29. Figures for January 1, 2005, restated in accordance with IFRS.
2)	Including the effect of share in earnings due to reversed amortization of goodwill
3)	Reversed amortization of goodwill, including CTA, is included in the equity

Summarized reconciliation of consolidated net profit:

SEK million	2004
Net income under Swedish GAAP	19,024
IFRS adjustments
Amortization of capitalized development costs	-2,660
Reversed amortization of Goodwill 1)	475
Share-based payments 2)	-45
Deferred taxes on IFRS adjustments	745
Total IFRS adjustments	-1,485
Net income under IFRS	17,539

1)	Including the effect of share in earnings due to reversed amortization of goodwill
2)	The net effect in equity is zero

Impact of IFRS on the Statement of Cash Flows

According to IAS 7 “Cash Flow”, Ericsson will define cash and cash equivalents to include only short-term highly liquid investments with remaining maturity at acquisition date of three months or less. Under Swedish praxis, a broader interpretation was earlier made, where also readily marketable securities designated for liquidity management purposes only and with a low risk for value changes and with a maturity exceeding three months were included. The restated statements of cash flow for 2004 and the opening balance for the Ericsson group according to IAS 7 will therefore reflect cash and cash equivalents that are different to those previously reported under Swedish GAAP.

SEK million	January 1, 2004	December 31, 2004
Previously reported short-term cash investments, cash and bank	73,207	76,554
Less: amounts with maturity exceeding three months	-20,092	-46,142
Cash and cash equivalents under IFRS	53,115	30,412

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST

Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON

Henry Sténson
Senior Vice President Corporate Communications

Date: February 10, 2005